EXHIBIT 11  COMPUTATION OF EARNINGS PER SHARE
For the Periods Ended September 30
(Dollars in thousands except per share data)

                                       Third Quarter              Nine Months
                                      1997      1996 (a)        1997      1996 (a)
                                   --------   ---------      --------    --------
Net income...................     $  50,145   $  38,217     $ 143,031   $ 116,115

Preferred dividends..........            --          --            --           5

Income available to common
  shareholders...............     $  50,145   $  38,217     $ 143,031   $ 116,110




Weighted average of primary
 common shares...............        85,999      88,116        86,284      88,788

Weighted average of preferred
  stock convertible to common
  shares ....................            --          --            --          27

Weighted average of fully
 diluted common shares.......        85,999      88,116        86,284      88,815


Primary earnings per share
  (income available to common
  shareholders divided by
  weighted average of common
  shares)....................     $    0.58   $    0.43     $    1.66   $    1.31


Fully diluted earnings per
  share (net income divided
  by weighted average of
  fully diluted common
  shares)....................     $    0.58   $    0.43     $    1.66   $    1.31



Note: The effect of stock options outstanding are not dilutive to earnings per share as defined in APB 15 and therefore are not included with the above calculations.

(a) Per share amounts and weighted average shares have been restated to reflect a 3-for-1 stock split in December 1996.
